UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING
                                                                 SEC FILE NUMBER
                                                                       000-21673
                                                                       ---------

(Check  One):                                                     CUSIP  NUMBER
                                                                  -------------
_X_Form  10-K  __Form 20-F  __Form 11-K  __Form 10-Q  __Form N-SAR  ____________
 -

     For  Period  Ended:  December  31,  1998
                          -------------------
     [  ]  Transition  Report  on  Form  10-K
     [  ]  Transition  Report  on  Form  20-F
     [  ]  Transition  Report  on  Form  11-K
     [  ]  Transition  Report  on  Form  10-Q
     [  ]  Transition  Report  on  Form  N-SAR
     For  the  Transition  Period  Ended:


Read  Attached  Instruction  Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                         PART I - REGISTRANT INFORMATION

AutoBond  Acceptance  Corporation
---------------------------------
Full  Name  of  Registrant


Former  Name  if  Applicable
___________________________

100  Congress  Avenue,
----------------------
Address  of  Principal  Executive  Office  (Street  and  Number)


Austin,  Texas  78701
---------------------
City,  State  and  Zip  Code



                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

__X__     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

__X__     (b)     The  subject  annual  report,  semi-annual  report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
                              and

_____     (c)     The  accountant's  statement or other exhibit required by Rule
               12b-25(c)  has  been  attached  if  applicable.



                              PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     AutoBond Acceptance Corporation (the "Registrant") intends to file its annual report on Form 10-K for the year ended December 31, 1998 (the "Report") within a day or two after the prescribed deadline. The Registrant's ability to file the Report in timely manner without unreasonable effort or expense was impacted by the events more fully discussed in the "Recent Developments" section of the Report. These events, which involved the wrongful cutoff of funding from the Registrant's primary source of liquidity, forced management to devote its limited resources to the analysis and mitigation of collateral damage caused by the actions of the funding source. Actions taken by management for the benefit of investors included the filing of a current report on Form 8-K on March 15, 1999, as well as a press release containing summary earnings information for the years ended December 31, 1998 and December 31, 1997, which was released on March 31, 1999.



                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Adrian  Katz        512               435-7000
------------         ---              --------
(Name)          (Area  Code)     (Telephone  Number)
------           ------------     -------------------

(2)     Have  all  other  periodic  reports  required  under  Section
     13  or  15(d)     of  the  Securities  Exchange  Act  of  1934  or
     Section  30  of  the  Investment  Company  Act  of  1940  during the  preceding  12  months  or  for  such  shorter  period  that the  registrant  was  required  to  file  such  report(s)  been
     filed?  If  answer  is  no,  identify  report(s).          __X__ Yes  __ No

(3)     Is  it  anticipated  that  any  significant  change  in  results of  operations  from  the  corresponding  period  for  the  last fiscal  year  will  be  reflected  by  the  earnings  statements
     to be included in the subject report or portion thereof?     __X__ Yes  ___
No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As disclosed in the Report, although the Registrant's revenues for the year ended December 31, 1998 of $23,054,478 are comparable with revenues of $23,743,361 for the year ended December 31, 1997, the Registrant recorded an impairment charge of $9,932,169 for the year ended December 31, 1998 on its retained interest in securitizations (compared with impairment of $1,312,234 for the year ended December 31, 1997), which impairment contributed to an overall net loss of $7,144,423 for the year ended December 31, 1998 (compared with net income of $1,613,053 for the year ended December 31, 1997).



                         AutoBond Acceptance Corporation
                         -------------------------------
                  (Name of Registrant as Specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


             Date   March 31, 1999                           By  /s/ Adrian Katz
                  ----------------                               ---------------
                                                                     Adrian Katz
                                               Vice Chairman of the Board, Chief
                                           Operating and Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



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                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).


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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.
     Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ( 232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ( 232.13(b) of this chapter).